UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No X

Q1 2026 Earnings Results

I. Performance in Q1 2026 – IFRS Consolidated Financial Data

Item				(Unit : KRW M)
	Q1 26	Q4 25	Q1 25	QoQ	YoY
A. Financial Performance
Revenues	5,534,002	7,200,850	6,065,298	-23%	-9%
Operating Income	146,719	168,509	33,464	-13%	338%
Income before Tax	-522,211	-371,595	-148,495	-41%	-252%
Net Income	-575,714	-351,179	-237,032	-64%	-143%

II. IR Event of Q1 2026 Earnings Results

1. Provider of Information: IR Team

2. Participants: Domestic and International Institutional investors, Individuals,

Analysts, Media, etc.

3. Purpose: To present Q1’26 Earnings Results of LG Display

4. Date & Time: 02:00PM on April 23, 2026 (KST)

5. Venue & Method: Earnings release conference call in Korean/English

- Please refer to the website of LG Display Co., Ltd. at

www.lgdisplay.com/eng

6. Contact Information

1) Main Contact for Disclosure-related Matters:

Seunghyun Pyun, IR Manager, IR Team (82-2-3777-1010)

2)
Relevant Team: IR Team (82-2-3777-1010)

III. Remark

i.
Please note that the presentation material for Earnings Results is accessible on the website of
LG Display Co., Ltd. at www.lgdisplay.com/eng
ii.
Please note that the financial data included are prepared on a consolidated IFRS basis.
iii.
Financial data for Q1’26 are unaudited. They are provided for the convenience of investors and can be subject to change.

Attached: Press Release

LG Display Reports First Quarter 2026 Results

SEOUL, Korea (Apr. 23, 2026) – LG Display today reported unaudited earnings results based on consolidated K-IFRS (International Financial Reporting Standards) for the three-month period ending March 31, 2026.

1.
Revenues in the first quarter of 2026 decreased by 23% to KRW 5,534 billion from KRW 7,201 billion in the fourth quarter of 2025 and decreased by 9% from KRW 6,065 billion in the first quarter of 2025.
2.
Operating profit in the first quarter of 2026 decreased by 13% to KRW 146.7 billion from KRW 168.5 billion in the fourth quarter of 2025 and increased by 338% from KRW 33.5 billion in the first quarter of 2025.
3.
EBITDA in the first quarter of 2026 was KRW 1,141 billion, compared with EBITDA of KRW 1,162 billion in the fourth quarter of 2025 and KRW 1,231 billion in the first quarter of 2025.
4.
Net loss in the first quarter of 2026 was KRW 576 billion, compared with the net loss of KRW 351 billion in the fourth quarter of 2025 and with the net loss of KRW 237 billion in the first quarter of 2025.

LG Display recorded KRW 5.53 trillion in revenues and KRW 146.7 billion in operating profit in the first quarter of 2026.

The company’s operating profit increased by 338% year-on-year, marking its third consecutive quarter of profitability. This performance was driven by its business portfolio centered on OLED and high-end strategic customers, along with cost reduction technologies and enhanced operational efficiency.

Despite the seasonal slowdown, the proportion of OLED products contributing to total revenues rose by 5 percentage points year-on-year to 60%. As a result, average selling price per area increased by 55% compared to the same period last year.

TV panels accounted for 16% of revenues in the first quarter, while IT panels - including monitors, laptops, and tablet PCs - accounted for 37%. Panels for mobile and other devices accounted for 37%, and automotive panels accounted for 10% of revenues.

LG Display is reinforcing its business competitiveness with a focus on OLED, while continuing to drive cost innovation and operational efficiency to establish a sustainable profit structure.

In its small-sized business, the company will respond flexibly to diverse customer technology needs based on its technological leadership and stable supply capabilities. At the same time, it plans to efficiently utilize its existing production infrastructure to prepare for future growth.

In its mid-sized business, LG Display aims to continue improving profitability by focusing on high value-added products, leveraging its differentiated Tandem OLED and high-end LCD technologies to actively respond to customer demand.

In its large-sized business, the company plans to strengthen its premium product lineup based on its world-leading technologies, while also expanding more price-competitive offerings. In particular, as the monitor market is rapidly transitioning to OLED, LG Display will broaden its gaming product lineup featuring proprietary technologies to maximize business opportunities and expand its customer base.

“Amid ongoing external uncertainties, our competitiveness in high-spec products - where we have strong advantages - is strengthening, along with higher technological barriers,” said Sung-hyun Kim, CFO at LG Display. He added, “We will secure financial stability by continuing to enhance technological differentiation through company-wide efforts, and deliver sustainable performance that meets the expectations of the market and our customers.”

# # #

Earnings Conference Call

LG Display will hold a bilingual conference call in English and Korean on April 23, 2026 starting at 14:00 PM Korea Standard Time (KST) to announce the first quarter of 2026 earnings results. Investors can listen to the conference call via http://irsvc.teletogether.com/lgdisplay/lgdisplay2026Q1_eng.php

About LG Display

LG Display Co., Ltd. [NYSE: LPL, KRX: 034220] is the world’s leading innovator of display technologies, including thin-film transistor liquid crystal and OLED displays. The company manufactures display panels in a broad range of sizes and specifications primarily for use in TVs, notebook computers, desktop monitors, automobiles, and various other applications, including tablets and mobile devices. LG Display currently operates manufacturing facilities in Korea and China, and back-end assembly facilities in Korea, China, and Vietnam. The company has approximately 69,656 employees operating worldwide. For more news and information about LG Display, please visit www.lgdisplay.com.

Forward-Looking Statement Disclaimer

This press release contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from our forward-looking statements can be found in our filings with the United States Securities and Exchange Commission.

Investor Relations Contact:

Brian Heo, Head of Investor Relations

Email: ir@lgdisplay.com

Media Contact:

Joo Yeon Jennifer Ha, Team Leader, Global PR Team

Email: hjy05@lgdisplay.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: April 23, 2026 By: /s/ Kyu Dong Kim

(Signature)

Name: Kyu Dong Kim

Title: Vice President, Finance &

Risk Management Division